

July 27, 2021

Stephen M. Kadenacy
Chief Executive Officer
SilverBox Engaged Corp II
8801 Calera Drive
Austin, TX 78735

> **Re: SilverBox Engaged Corp II**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 8, 2021**
> **CIK No. 0001859686**

Dear Mr. Kadenacy:

　　We have conducted a limited review of your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 8, 2021

Capitalization, page 79

1.　We note that you are offering 10,000,000 shares of Class A common stock as part of your initial public offering of units, but footnote 3 suggests you will show less than all 10,000,000 shares of Class A common stock subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of

Stephen M. Kadenacy
SilverBox Engaged Corp II
July 27, 2021
Page 2

an event that is not solely within the control of the holder, in concluding that all
10,000,000 shares of Class A common stock were not required to be presented outside of
permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

We request that you publicly file your registration statement and nonpublic draft
submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or,
in the absence of a road show, at least 15 days prior to the requested effective date of the
registration statement. Refer to Rules 460 and 461 regarding requests for acceleration. Please
allow adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with
any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Ko